February 13, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Attention:	Tim Buchmiller
Joseph McCann

Re:	Quanta, Inc. Registration Statement on Form S-1 Filed on January 15, 2020 File No. 333-235930

Ladies and Gentlemen:

On behalf of Quanta, Inc., a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we are concurrently filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-235930) (the “Registration Statement”), which was initially filed with the Commission on January 15, 2020. In this letter, we respond to the comment letter from the staff of the Commission (the “Staff”) to Eric Rice, the Company’s Chief Executive Officer, dated January 27, 2020. The response provided herein is based on information provided to Nelson Mullins Riley & Scarborough LLP by the Company.

The Staff’s comments are set forth in italics in the numbered paragraphs below, followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the Registration Statement.

Cover Page

1.	We note your disclosure on the prospectus cover page that “[t]he Reselling Stockholders may sell all or a portion of the shares being offered pursuant to this prospectus at fixed prices and prevailing market prices at the time of sale, at varying prices, or at negotiated prices.” Please revise to clarify here and throughout your prospectus that the selling security holders will sell the shares of common stock at a fixed price until such time, if ever, as the common stock is quoted on the OTC Bulletin Board, the OTCQX, the OCTQB or listed on a securities exchange.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the Registration Statement in Amendment No. 1 to clarify on the cover page and throughout the prospectus that the selling security holders will sell the shares of common stock at a fixed price until such time, if ever, as the common stock is quoted on the OTC Bulletin Board, the OTCQX, the OCTQB or listed on a securities exchange.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

United States Securities and Exchange Commission

February 13, 2020

Executive and Director Compensation, page 29

2.	Please update your filing to include the disclosures required by Regulation S-K Item 402 for your last completed fiscal year.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the Registration Statement in Amendment No. 1 to include the disclosures required by Regulation S-K Item 402 for the Company’s last completed fiscal year.

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United States Securities and Exchange Commission

February 13, 2020

Please do not hesitate to contact the undersigned at (919) 329-3804 with any questions or comments you may have regarding this letter.

Sincerely,

/s/ W. David Mannheim
W. David Mannheim

cc: Eric Rice, Chief Executive Officer